Exhibit 99.1

Genmab and CureVac Enter Strategic Partnership to Develop mRNA-based Antibody Therapeutics

Company Announcement

•	Genmab and CureVac enter broad strategic partnership
•	Companies to conduct joint research on first program; option for Genmab to initiate three additional programs during 5-year research term
•	Genmab will provide CureVac with a USD 10 million upfront payment and make an equity investment in CureVac of 20 million euro
•	CureVac eligible to receive milestones between USD 275 million and USD 368 million for each of the potential product candidates, depending on specific product concept

Copenhagen, Denmark and Tübingen, Germany, December 19, 2019 – Genmab A/S (Nasdaq: GMAB) and CureVac AG announced today that Genmab and CureVac have entered into a research collaboration and license agreement. This strategic partnership will focus on the research and development of differentiated mRNA-based antibody products by combining CureVac’s mRNA technology and know-how with Genmab’s proprietary antibody technologies and expertise.

“As part of Genmab’s effort to fundamentally transform cancer treatment we have once again entered into a collaboration that will further provide us with the potential to lead innovation in the antibody space,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “CureVac’s unique mRNA technology, which uses the body’s own ability to produce specific proteins from nucleic acid, combined with Genmab’s world-class antibody expertise and robust proprietary technology platforms could create multiple novel options for the treatment of patients with cancer.”

“We are delighted to partner with Genmab. Through our agreement focused on mRNA encoding antibodies, we will continue to demonstrate the robustness of our mRNA technology,” said Daniel L. Menichella, Chief Executive Officer of CureVac. “We believe that the collaboration with Genmab represents the first antibody deal in the field of mRNA. It is our hope that the collaboration will be successful for patients, the two companies and their shareholders.”

Under the terms of the agreement Genmab will provide CureVac with a USD 10 million upfront payment. Genmab will also make a 20 million euro equity investment in CureVac. The companies will collaborate on research to identify an initial product candidate and CureVac will contribute a portion of the overall costs for the development of this product candidate, up to the time of an Investigational New Drug Application. Genmab would thereafter be fully responsible for the development and commercialization of the potential product, in exchange for undisclosed milestones and tiered royalties to CureVac. The agreement also includes three additional options for Genmab to obtain commercial licenses to CureVac’s mRNA technology at pre-defined terms, exercisable within a five-year period. If Genmab exercises any of these options, it would fund all research and would develop and commercialize any resulting product candidates with CureVac eligible to receive between USD 275 million and USD 368 million in development, regulatory and commercial milestone payments for each product, dependent on the specific product concept. In addition, CureVac is eligible to receive tiered royalties in the range from mid-single digits up to low double digits per product. CureVac would retain an option to participate in development and/or commercialization of one of the potential additional programs under pre-defined terms and conditions.

Today’s news does not impact Genmab’s 2019 Financial Guidance.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 61
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/3
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab and CureVac Enter Strategic Partnership to Develop mRNA-based Antibody Therapeutics

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company has two approved antibodies, DARZALEX® (daratumumab) for the treatment of certain multiple myeloma indications, and Arzerra® (ofatumumab) for the treatment of certain chronic lymphocytic leukemia indications. Daratumumab is in clinical development for additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development for relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with core sites in Utrecht, the Netherlands and Princeton, New Jersey, U.S.

About CureVac AG

CureVac is a leading clinical stage company in the field of messenger RNA (mRNA) technology with more than 19 years’ expertise in developing and optimizing this versatile molecule for medical purposes. The principle of CureVac's proprietary technology is the use of mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a wide range of diseases. The company applies its technologies for the development of cancer therapies, antibody therapies, the treatment of rare diseases, and prophylactic vaccines. CureVac has received significant investments, amongst others from dievini Hopp BioTech holding and the Bill & Melinda Gates Foundation. CureVac has also entered into collaborations with multinational corporations and organizations, including Boehringer Ingelheim, Eli Lilly & Co, CRISPR Therapeutics, the Bill & Melinda Gates Foundation, and others.

For more information, please visit www.curevac.com or follow us on Twitter at @CureVacAG.

Forward Looking Statement for Genmab
This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s final prospectus for our U.S. public offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®;  HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®;  HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV.

Genmab Contacts:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 61
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/3
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab and CureVac Enter Strategic Partnership to Develop mRNA-based Antibody Therapeutics

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

CureVac Contact:

Thorsten Schüller, Director Communication
T: +49 7071 9883 -1577; E: Thorsten.Schueller@curevac.com

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 61
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 3/3
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122